August 21, 2024

Westley Stockton
Chief Financial Officer
Gulf Island Fabrication, Inc.
2170 Buckthorne Place, Suite 420
The Woodlands, Texas 77380

       Re: Gulf Island Fabrication, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 8, 2024
           File No. 001-34279
Dear Westley Stockton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing